                                   [FMC LOGO]

                           FRASER MILNER CASGRAIN LLP

                                          Dana Bissoondatt
                                          Direct Line: (780) 423-7184
                                          dana.bissoondatt@fmc-law.com

April 19, 2004

FILED BY SEDAR

The Alberta Securities Commission
The British Columbia Securities Commission
The Saskatchewan Securities Commission
The Manitoba Securities Commission
The Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Securities Division - Newfoundland
The Office of the Administrator of Securities - New Brunswick
Nova Scotia Securities Commission
Registrar of Securities - Prince Edward Island
The Toronto Stock Exchange

Dear Sirs:

SUBJECT:    STANTEC INC. ("STANTEC") - ANNUAL INFORMATION FORM

Further to our letter of April 12, 2004, we confirm that we have filed the annual information form for Stantec under SEDAR project number 00629895 as the annual information form referred to in National Instrument 51-102.

On behalf of Stantec we confirm that Stantec is relying upon the above described filing as its current annual information form for the purposes of National Instrument 44-101. In addition, we note that the audited financial statements for Stantec for the fiscal year ended December 31, 2003 are filed under SEDAR project number 00629141.

If you have any questions or concerns, please do not hesitate to contact me.

Yours truly,

FRASER MILNER CASGRAIN LLP

[Signed by Dana Bissoondatt]

Per: Dana Bissoondatt

EDMDOCS|DBISSOONDATT|714224-1

2900 Manulife Place 10180-101 Street Edmonton AB Canada T5J 3V5 Telephone (780)
                   423-7100 Fax (780)423-7276 www.fmc-law.com

M o n t r e a l  O t t a w a  T o ro n t o  E d m o n t o n  C a l g a r y
                        V a n c o u v e r  N e w Y o r k